SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                               (Amendment No. 19)*

                    Under the Securities Exchange Act of 1934


                           TITANIUM METALS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   888339 10 8
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 3, 2003
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and AF

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,261,850
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,261,850

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,261,850

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,526,648
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,526,648

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,526,648

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      44.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,585,538
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,585,538

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,585,538

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      49.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,817,928
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,817,928

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 19
                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Titanium Metals Corporation, a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

         Item 2 is amended as follows:

         (a) The following entities or person are filing this Statement (collectively, the "Reporting Persons"):

                  (i) Tremont LLC and The Combined Master Retirement Trust (the "CMRT") as direct holders of Shares;

                  (ii) Valhi, Inc. ("Valhi") as the direct holder of Shares and by virtue its direct holding of 100% of the outstanding membership interests of Tremont LLC;

                  (iii) Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their direct and indirect ownership of securities of Tremont LLC (as described below in this Statement); and

                  (iv) Harold C. Simmons by virtue of his positions with Contran and certain of the other entities (as described in this Statement).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         Tremont LLC, the CMRT and Valhi are the direct holders of approximately 39.7%, 9.0% and 1.1%, respectively, of the 3,180,182 Shares outstanding as of May 7, 2003 according to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (the "Outstanding Shares"). Tremont LLC may be deemed to control the Company.

         Valhi also directly holds 14,700 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of the TIMET Capital Trust 1 (the "BUCs") that are convertible into 1,968 Shares, or approximately 0.1% of the outstanding Shares assuming the full conversion of only the BUCs Valhi directly holds.

         Contran directly holds 1,700,000 BUCs that are convertible into 227,630 Shares, or approximately 6.7% of the outstanding Shares assuming the full conversion of only the BUCs Contran directly holds.

         Valhi is the direct holder of 100% of the outstanding membership interests of Tremont LLC and may be deemed to control Tremont LLC. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 77.6%, 9.1%, 2.9%, 1.3%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The CMRT directly holds approximately 9.0% of the Outstanding Shares and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         The Foundation directly holds approximately 1.3% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

         The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

         Valmont Insurance Company ("Valmont"), NL Industries, Inc. ("NL") and a subsidiary of NL directly own 1,000,000 shares, 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Valhi and Tremont LLC are the direct holders of 63.2% and 21.4%, respectively, of the outstanding common stock of NL. Together Valhi and Tremont LLC may be deemed to control NL. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

         Mr. Harold C. Simmons is chairman of the board of Tremont LLC, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

         By virtue of the offices held, the stock ownership and his services as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

         Harold C. Simmons and his spouse are co-trustees of a trust for the benefit of the grandchildren of his spouse (the "Grandchildren's Trust"). The Grandchildren's Trust is the direct holder of 4,760 Shares. Mr. Simmons, as co-trustee of the Grandchildren's Trust, has the power to vote and direct the disposition of the Shares the Grandchildren's Trust directly holds. Mr. Simmons disclaims beneficial ownership of any Shares that the Grandchildren's Trust holds.

         (b) The business addresses of the directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

         (c) The present principal occupation of the directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

         (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended to add the following:

         As previously disclosed, on May 5, 2003, Valhi commenced a tender offer (the "BUCs Tender Offer") to purchase for cash up to 1,000,000 BUCs for a purchase price of $10.00 per BUC. The BUCs include the associated guarantee by the Company. The BUCs Tender Offer expired at 12:00 midnight, New York City time, on Monday, June 2, 2003. On June 3, 2003, Valhi announced that it purchased 14,700 BUCs that had been tendered in the BUCs Tender Offer. The description of the BUCs Tender Offer in this Statement is qualified in its entirety by the Schedule TO and its exhibits that Valhi filed with the Securities and Exchange Commission (the "SEC") on May 5, 2003 as such Schedule TO was amended by (collectively, the Schedule TO"):

         (1) Amendment No. 1 to Schedule TO that Valhi filed with the SEC on May 16, 2003;

         (2) Amendment No. 2 to Schedule TO that Valhi filed with the SEC on May 23, 2003; and

         (3) Amendment No. 3 to Schedule TO that Valhi filed with the SEC on June 3, 2003.

The Schedule TO is incorporated herein by reference.

         The total amount of funds (including commissions) Valhi used to acquire the 33,400 Shares it purchased as reported in Item 5(c) was $804,400.00. Such funds were provided by Valhi's cash on hand.

         The total amount of funds (including commissions) Valhi used to acquire the 14,700 BUCs purchased in the BUCs Tender Offer as reported in Item 5(c) was $147,000.00. Such funds were provided by Valhi's cash on hand.

         On June 13, 2003, Contran purchased 1,000,000 BUCs from Harold C. Simmons' spouse in a private transaction for an aggregate purchase price of $10.0 million, which purchase price was paid in the form or a Demand Promissory Note dated June 13, 2003 in the original principal amount of $10.0 million payable to the order of Mr. Simmons' spouse and executed by Contran (the "Note").

         Prior to an event of default, the principal amount of the Note bears interest at the prime rate (as reported from time to time in the Money Rates column of The Wall Street Journal) less one-half percent. After an event of default, the principal amount of the Note bears interest at the same prime rate plus four percent. In no event may the amount agreed to be paid under the Note exceed the highest lawful rate permissible under applicable law. Principal and interest are payable on demand by the holder of the Note and otherwise interest is payable quarterly. If interest is not paid quarterly, the unpaid interest is added to the principal amount of the Note on the original payment date for such interest. The Note may be prepaid in part or in full at any time without penalty, provided prepayments are first applied to accrued and unpaid interest and then to principal. The holder of the Note has a right of offset against amounts that may be due the holder now or in the future to Contran against amounts due under the Note. An event of default occurs under the Note upon Contran's default in payment of any principal of, or interest on, the Note ten business days after the holder of the Note makes demand for payment. Contran cannot assign its obligations under the Note without the consent of the holder of the Note.

         Except as otherwise previously disclosed under this Item 3, the Reporting Persons understand that the funds used by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

Item 4.  Purpose of Transaction

         No change to Item 4 except for the addition of the following:

         Valhi purchased Shares for investment purposes. Valhi purchased the BUCs in the BUCs Tender Offer for the purposes set forth in the Schedule TO, which is incorporated herein by reference. Contran purchased BUCs for investment purposes.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Company's securities in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and cash needs, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Company securities, and any of the Reporting Persons, or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of Company securities held by such entity or person, or cease buying or selling Company securities. Any such additional purchases or sales of Company securities may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

         The information included in Item 6 of this Statement is incorporated herein by reference.

         The Reporting Persons understand that prior purchases of the Company's equity securities by each of the persons named in Schedule B to this Statement were made for such person's personal investment.

         Certain of the persons named in Schedule B to this Statement, namely Glenn R. Simmons and Steven L. Watson, are directors of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows:

         No change except for the addition of the following:

         (a) Tremont LLC, the CMRT, Valhi and the Grandchildren's Trust are the direct holders of 1,261,850 Shares, 286,520 Shares, 35,200 Shares and 4,760 Shares, respectively. Contran and Valhi are the direct holders of 1,700,000 BUCs and 14,700 BUCs, respectively, which are convertible into 227,630 Shares and 1,968 Shares, respectively.

         By  virtue  of  the  relationships  described  under  Item  2  of  this
Statement:

                  (1) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and the Foundation may each be deemed to be the beneficial owner of the 1,297,050 Shares that Tremont LLC and Valhi hold directly and the 1,968 Shares Valhi may acquire upon conversion of the 14,700 BUCs that Valhi holds directly (in the aggregate 1,299,018 Shares, or approximately 40.8% of the outstanding Shares assuming the full conversion of only Valhi's BUCs);

                  (2) Contran may be deemed to be the beneficial owner of the 1,297,050 Shares that Tremont LLC and Valhi hold directly and the 229,598 Shares Contran and Valhi may acquire upon conversion of the 1,714,700 BUCs that Contran and Valhi hold directly (in the aggregate 1,526,648 Shares, or approximately 44.8% of the outstanding Shares assuming the full conversion of only Contran's and Valhi's BUCs);

                  (3) The CMRT may be deemed to be the beneficial owner of the 1,583,570 Shares that Tremont LLC, the CMRT and Valhi hold directly and the 1,968 Shares Valhi may acquire upon conversion of the 14,700 BUCs that Valhi holds directly (in the aggregate 1,585,538 Shares, or approximately 49.8% of the outstanding Shares assuming the full conversion of only Valhi's BUCs); and

                  (4) Harold C. Simmons may be deemed to be the beneficial owner of the 1,588,330 Shares that Tremont LLC, the CMRT, Valhi and the Grandchildren's Trust hold directly and the 229,598 Shares Contran and Valhi may acquire upon conversion of the 1,714,700 BUCs that Contran and Valhi hold directly (in the aggregate 1,817,928 Shares, or approximately 53.3% of the outstanding Shares assuming the full conversion of only the BUCs Contran and Valhi directly hold).

         Mr. Simmons disclaims beneficial ownership of all Company securities.

         (b) By virtue of the relationships described in Item 2:

                  (1) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and the Foundation may each be deemed to share the power to vote and direct the disposition of the 1,297,050 Shares that Tremont LLC and Valhi hold directly and the 1,968 Shares Valhi may acquire upon conversion of the 14,700 BUCs that Valhi holds directly (in the aggregate 1,299,018 Shares, or approximately 40.8% of the outstanding Shares assuming the full conversion of only Valhi's BUCs);

                  (2) Contran may be deemed to share the power to vote and direct the disposition of the 1,297,050 Shares that Tremont LLC and Valhi hold directly and the 229,598 Shares Contran and Valhi may acquire upon conversion of the 1,714,700 BUCs that Contran and Valhi hold directly (in the aggregate 1,526,648 Shares, or approximately 44.8% of the outstanding Shares assuming the full conversion of only Contran's and Valhi's BUCs);

                  (3) The CMRT may be deemed to share the power to vote and direct the disposition of the 1,583,570 Shares that Tremont LLC, the CMRT and Valhi, hold directly and the 1,968 Shares Valhi may acquire upon conversion of the 14,700 BUCs that Valhi holds directly (in the aggregate 1,585,538 Shares, or approximately 49.8% of the outstanding Shares assuming the full conversion of only Valhi's BUCs); and

                  (4) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 1,588,330 Shares that Tremont LLC, the CMRT, Valhi and the Grandchildren's Trust hold directly and the 229,598 Shares Contran and Valhi may acquire upon conversion of the 1,714,700 BUCs that Contran and Valhi hold directly (in the aggregate 1,817,928 Shares, or approximately 53.3% of the outstanding Shares assuming the full conversion of only the BUCs Contran and Valhi directly hold).

         (c) The table below sets forth purchases of Shares by the Reporting Persons since April 22, 2003, the last date purchases were reported in the last amendment to this Statement. All the following transactions were purchased on the New York Stock Exchange unless indicated otherwise.

                                                                                                 Approximate Purchase
                                                               Type of                          Price Per Security
                                                               Company              Number          (exclusive of
                  Purchaser                      Date         Security           of Securities       commissions)
---------------------------------------------  --------       --------           --------------      ------------
Valhi, Inc...................................  06/03/03         BUCs                   14,700         $10.0000
Valhi, Inc...................................  06/03/03         Shares                    500         $23.4500
Valhi, Inc...................................  06/03/03         Shares                  1,700         $23.5000
Valhi, Inc...................................  06/03/03         Shares                  1,100         $23.6000
Valhi, Inc...................................  06/03/03         Shares                  1,700         $23.7000
Valhi, Inc...................................  06/03/03         Shares                    500         $23.7500
Valhi, Inc...................................  06/03/03         Shares                    200         $23.8500
Valhi, Inc...................................  06/03/03         Shares                    300         $24.0000
Valhi, Inc...................................  06/04/03         Shares                  5,000         $24.0000
Valhi, Inc...................................  06/04/03         Shares                 22,400         $24.1500
Contran Corporation (1)......................  06/13/03         BUCs                1,000,000         $10.0000

----------

(1) Purchased in a privately negotiated transaction from Harold C. Simmons' spouse. See Item 3 to this Amendment No. 19 to this Statement.

         (d) Each of Tremont LLC, the CMRT, Contran, Valhi and the Grandchildren's Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Company securities held by such entity or person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is amended as follows:

         The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

         Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended and restated in its entirety as follows:

Exhibit 1 Agreement and Plan of Merger dated November 4, 2002 among Valhi, Inc., Valhi Acquisition Corp. and Tremont Corporation, as amended (incorporated by reference to Appendix A to the Registration Statement on Form S-4 (Reg. No. 333-101244) filed by Valhi, Inc. with the Securities and Exchange Commission on November 15, 2002).

Exhibit 2 Agreement and Plan of Merger dated as of November 4, 2002 among Valhi, Inc., Tremont Group, Inc. and Valhi Acquisition Corp. II (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Valhi, Inc. for the quarter ended September 30, 2002).

Exhibit 3 Schedule TO dated as of May 5, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission (incorporated by reference to the Schedule TO dated as of May 5, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission).

Exhibit 4 Amendment No. 1 to Schedule TO dated as of May 16, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission (incorporated by reference to Amendment No. 1 to the Schedule TO dated as of May 16, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission).

Exhibit 5 Amendment No. 2 to Schedule TO dated as of May 23, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission (incorporated by reference to Amendment No. 2 to the Schedule TO dated as of May 23, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission).


Exhibit 6 Amendment No. 3 to Schedule TO dated as of June 3, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission (incorporated by reference to Amendment No. 3 to the Schedule TO dated as of June 3, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission).

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 19, 2003




                                                          /s/ Harold C. Simmons
                                                          ---------------------
                                                          Harold C. Simmons
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 19, 2003




                                                          /s/ Steven L. Watson
                                                          ---------------------
                                                          Steven L. Watson
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee for THE COMBINED MASTER RETIREMENT TRUST.


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B

         Schedule B is hereby amended and restated as follows:

         The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

            Name                      Present Principal Occupation
------------------------------      --------------------------------

Eugene K. Anderson                  Vice  president of Contran,  Dixie  Holding,
                                    Dixie  Rice,   National,   NOA,   Southwest,
                                    Tremont   LLC,   a  wholly   owned   limited
                                    liability  company of Valhi,  Valhi and VGI;
                                    and treasurer of the Foundation.

Thomas E. Barry (1)                 Vice  president  for  executive  affairs  at
                                    Southern Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University;
                                    and a director of Valhi.

Norman S. Edelcup (2)               Senior vice president  business  development
                                    of Florida Savings Bancorp; director of Valhi; and trustee of the Baron Funds, a mutual fund group.

Lisa Simmons Epstein                Director and president of the Foundation.

Robert D. Graham                    Vice  president of Contran,  Dixie  Holding,
                                    Dixie  Rice,   National,   NOA,   Southwest,
                                    Tremont LLC, Valhi and VGI.

J. Mark Hollingsworth               Vice   president  and  general   counsel  of
                                    Contran,    Dixie   Holding,   Dixie   Rice,
                                    National, NOA, Southwest, Tremont LLC, Valhi
                                    and VGI;  general counsel of the Foundation;
                                    general counsel of CompX International Inc.,
                                    an  affiliate  of Valhi  ("CompX");  general
                                    counsel of The  Combined  Master  Retirement
                                    Trust,  a trust  Valhi  formed to permit the
                                    collective   investment   by   trusts   that
                                    maintain  the  assets  of  certain  employee
                                    benefit  plans Valhi and  related  companies
                                    adopt  (the  "CMRT");   and  acting  general
                                    counsel of Keystone Consolidated Industries,
                                    Inc. ("Keystone"), an affiliate of Contran.

Keith A. Johnson                    Controller of the Foundation.

William J. Lindquist                Director   and  senior  vice   president  of
                                    Contran,  Dixie  Holding,   National,   NOA,
                                    Tremont LLC and VGI; senior vice president of Dixie Rice, Southwest and Valhi.

A. Andrew R. Louis                  Secretary of Contran,  CompX, Dixie Holding,
                                    Dixie  Rice,   National,   NOA,   Southwest,
                                    Tremont LLC, Valhi and VGI.

Kelly D. Luttmer                    Tax  director  of  Contran,   CompX,   Dixie
                                    Holding,   Dixie   Rice,   National,    NOA,
                                    Southwest, Tremont LLC, VGI and Valhi.

Andrew McCollam, Jr. (3)            President   and   director   of   Southwest;
                                    director  of  Dixie  Rice;   and  a  private
                                    investor.

W. Hayden McIlroy (4)               Private  investor  primarily in real estate;
                                    and a  director  of  Valhi,  Med  Images,  a
                                    medical  information   company,   and  Cadco
                                    Systems, Inc., a manufacturer of emergency alert systems.

Harold M. Mire (5)                  Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien                    Vice  president  and  treasurer  of Contran,
                                    Dixie Rice,  Southwest and Tremont LLC; vice
                                    president,   chief  financial   officer  and
                                    treasurer  of  Valhi;  and  director,   vice
                                    president and treasurer of Dixie Holding, National, NOA and VGI.

Glenn R. Simmons                    Vice chairman of the board of Contran, Dixie
                                    Holding,  National,  NOA, Tremont LLC, Valhi
                                    and VGI;  chairman of the board of CompX and
                                    Keystone;   director  and   executive   vice
                                    president  of  Southwest   and  Dixie  Rice;
                                    director of NL Industries, Inc. ("NL"); and a director of Titanium Metals Corporation, an affiliate of Valhi (the "Company").

Harold C. Simmons                   Chairman  of the  board  of  Contran,  Dixie
                                    Holding,   Dixie   Rice,   the   Foundation,
                                    National,  NL, NOA, Southwest,  Tremont LLC,
                                    Valhi and VGI; and trustee and member of the trust investment committee of the CMRT.

Richard A. Smith (5)                Vice president of Dixie Rice.

Gregory M. Swalwell                 Vice  president  and  controller of Contran,
                                    Dixie Holding,  National,  NOA, Tremont LLC,
                                    Valhi and VGI; vice president of Dixie Rice and Southwest.

J. Walter Tucker, Jr. (6)           President,   treasurer  and  a  director  of
                                    Tucker & Branham,  Inc., a mortgage banking,
                                    insurance  and  real  estate  company;  vice
                                    chairman  of  the  board  of   Keystone;   a
                                    director of Valhi; and a member of the trust investment committee of the CMRT.

Steven L. Watson                    Director  and  president  of Contran,  Dixie
                                    Holding,  Dixie Rice, National, NOA and VGI;
                                    director,   president  and  chief  executive
                                    officer of Valhi; director and executive vice president of Southwest; director, vice president and secretary of the Foundation;
                                    president of Tremont LLC; and a director of CompX, NL, Keystone and the Company.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(3) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(4) The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(5) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(6) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

                                   SCHEDULE C

         Schedule C is hereby amended and restated as follows:

         Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own shares ("Shares") of the common stock, par value $0.01 per share, of Titanium Metals Corporation, a Delaware corporation, as outlined below.

                                                           Shares                  Options
              Name                                          Held                   Held (1)                   Total
---------------------------------------                  -----------              -----------              -----------

Eugene K. Anderson                                                -0-                   -0-                    -0-

Thomas E. Barry                                                   -0-                   -0-                    -0-

Norman S. Edelcup                                                 -0-                   -0-                    -0-

Lisa Simmons Epstein                                              -0-                   -0-                    -0-

Robert D. Graham                                                  -0-                   -0-                    -0-

J. Mark Hollingsworth                                             -0-                   -0-                    -0-

Keith A. Johnson                                                  350                   -0-                    350

William J. Lindquist                                              -0-                   -0-                    -0-

A. Andrew R. Louis                                                -0-                   -0-                    -0-

Kelly D. Luttmer                                                   10                   -0-                     10

Andrew McCollam, Jr.                                              -0-                   -0-                    -0-

W. Hayden McIlroy                                                 -0-                   -0-                    -0-

Harold M. Mire                                                    -0-                   -0-                    -0-

Bobby D. O'Brien                                                  -0-                   -0-                    -0-

Glenn R. Simmons                                                1,300                 1,000                  2,300

Harold C. Simmons (2)                                             -0-                   -0-                    -0-

Richard A. Smith                                                  -0-                   -0-                    -0-

Gregory M. Swalwell                                               -0-                   -0-                    -0-

J. Walter Tucker, Jr.                                             -0-                   -0-                    -0-

Steven L. Watson                                                1,550                 1,500                  3,050

----------

(1) Represents Shares issuable pursuant to the exercise of stock options within 60 days of the date of this Statement.

(2) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.